May 16, 2017

VIA EDGAR

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:                             Flat Rock Capital Corp.

Registration Statement on Form 10

Filed March 24, 2017

File Nos. 000-55767 and 814-01237

Dear Mr. Williamson:

On behalf of Flat Rock Capital Corp. (the “Company”), please find transmitted herewith for filing the Company’s response to the comment provided orally to counsel by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2017.

General

1.              In Section 8.5 of your Form of Amended and Restated Articles of Incorporation, which were filed as an exhibit to Amendment No. 1 to the Registration Statement on Form 10, there is a statement that the Company may pay its investment adviser, Flat Rock Global, fees for the review of potential investments.  Please tell us why this provision is included in the Form of Amended and Restated Articles of Incorporation, rather than the Investment Advisory Agreement between the Company and Flat Rock Global, and tell us why you believe this provision is appropriate.

Response:  The Company advises the Staff that the Form of Amended and Restated Articles of Incorporation (the “Charter”) was prepared as if the Company were conducting a continuous public offering of its shares, which would subject the offering to the requirements found in the Omnibus Guidelines published by the North American Securities Administrators Association (“NASAA”). While the Company will commence a private offering of its shares following the effectiveness of its Registration Statement on Form 10, it may decide at a later date to commence a public offering of its shares.  In order to avoid having to obtain stockholder approval for an amended charter that would comply with the NASAA Omnibus Guidelines, the Company has drafted its charter to comply with such provisions at this time. The NASAA Omnibus Guidelines requires, among other things, that all fees and reimbursements from the Company to its Sponsor (in this case, Flat Rock Global), be reasonable, taking into account all relevant factors and that such provision be included in the Charter. The Company notes that the Investment Advisory

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Agreement between the Company and Flat Rock Global provides for a base management fee that will be paid, in part, to compensate Flat Rock Global for its review of potential investments.  The provisions of Section 8.5 are not meant to provide for any separate fees.  The Company proposes to revise Section 8.5 of the Charter so that it is consistent with the terms of the Investment Advisory Agreement between the Company and Flat Rock Global, so that it reads:

Section 8.5. Acquisition Fees. Pursuant to the terms of the investment advisory agreement with the Investment Adviser, the Corporation may pay the Investment Adviser and its Affiliates fees for the review and evaluation of potential investments; provided, however, that the board of directors shall conclude that the total of all Acquisition Fees and Acquisition Expenses shall be reasonable.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

		By:	/s/ Owen J. Pinkerton
		Name:	Owen J. Pinkerton

cc:	Robert K. Grunewald
Richard A. Petrocelli